                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                       Qualix Group, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           747586-10-5
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of This Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [ ]   Rule 13d-1(c)

        [x]   Rule 13d-1(d)

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 2 of 12


 1    Name Of Reporting Person      H&Q LONDON VENTURES

      IRS Identification No. Of Above Person                  94-2966540

 2    Check The Appropriate Box If A Member Of A Group           (a) [ ]

                                                                 (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                England

                    5    Sole Voting Power

   NUMBER OF                                  -0-
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH


                    6    Shared Voting Power

                                          686,929
                    7    Sole Dispositive Power

                                              -0-
                    8    Shared Dispositive Power

                                          686,929

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                     686,929

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                       [ ]

 11    Percent Of Class Represented By Amount In Row 9

                                        6.4%
 12    Type Of Reporting Person*

                                          PN

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 3 of 12


 1    Name Of Reporting Person      HAMBRECHT & QUIST VENTURE PARTNERS

      IRS Identification No. Of Above Person                  94-2949080

 2    Check The Appropriate Box If A Member Of A Group           (a) [ ]

                                                                 (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                              California

                    5    Sole Voting Power

                                              -0-
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power

                                          686,929
                    7    Sole Dispositive Power

                                              -0-
                    8    Shared Dispositive Power

                                          686,929

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                686,929

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                       [ ]

 11    Percent Of Class Represented By Amount In Row 9

                                   6.4%
 12    Type Of Reporting Person*

                                      PN

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 4 of 12


 1    Name Of Reporting Person      H&Q VENTURE PARTNERS, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a) [ ]

                                                                 (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                Delaware

                    5    Sole Voting Power

                                              -0-
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power

                                          686,929
                    7    Sole Dispositive Power

                                              -0-
                    8    Shared Dispositive Power

                                          686,929

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                 686,929

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]

 11    Percent Of Class Represented By Amount In Row 9

                                    6.4%
 12    Type Of Reporting Person*

                                      OO

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 5 of 12


 1    Name Of Reporting Person      HAMBRECHT & QUIST CALIFORNIA

      IRS Identification No. Of Above Person                  94-2856927

 2    Check The Appropriate Box If A Member Of A Group           (a) [ ]

                                                                 (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                              California

                    5    Sole Voting Power

                                              -0-
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power

                                          686,929
                    7    Sole Dispositive Power

                                              -0-
                    8    Shared Dispositive Power

                                          686,929

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                686,929

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                       [ ]

 11    Percent Of Class Represented By Amount In Row 9

                                    6.4%
 12    Type Of Reporting Person*

                                      CO

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 6 of 12


 1    Name Of Reporting Person      HAMBRECHT & QUIST GROUP

      IRS Identification No. Of Above Person                  94-3246636

 2    Check The Appropriate Box If A Member Of A Group           (a) [ ]

                                                                 (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                Delaware

                    5    Sole Voting Power

                                              -0-
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power

                                          686,929
                    7    Sole Dispositive Power

                                              -0-
                    8    Shared Dispositive Power

                                          686,929

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                686,929

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                       [ ]

 11    Percent Of Class Represented By Amount In Row 9

                                    6.4%
 12    Type Of Reporting Person*

                                      CO

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 7 of 12


Item 1(a).   Name of Issuer.

        Qualix Group, Inc. (the "Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices.

        177 Bovet Road, 2nd Floor, San Mateo, CA  94404.

Item 2(a).   Names of Persons Filing.

        Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).   Address of Principal Business Office or, if none,
             Residence.

        The address of each reporting person is One Bush Street, San Francisco, California 94104.

Item 2(c).   Citizenship.

        Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).   Title of Class of Securities.

        Common stock, par value $0.001 ("Common Stock").

Item 2(e).   CUSIP Number.

        747586-10-5

Item 3.           Type of Reporting Person.

        Not applicable.

Item 4.           Ownership.

        Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 10,801,660 shares of Common Stock issued and outstanding as of December 31, 1998. At December 31, 1998, the following shares of Common Stock were held directly by the following persons:

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 8 of 12


     Person                           Common Stock
                                      Directly Owned

     H&Q London Ventures              631,172
     Hambrecht & Quist California     55,757

     TOTAL                            686,929
				      =======

        Because voting and investment decisions concerning the above securities may be made by or in conjunction with Hambrecht & Quist Venture Partners ("H&Q Venture Partners"), H&Q Venture Partners, LLC, Hambrecht & Quist California ("H&Q California") and Hambrecht & Quist Group ("H&Q Group"), each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

        Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, managers and/or members of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

        William R. Hambrecht previously reported his beneficial ownership of Issuer securities as a member of a group that included the foregoing reporting persons. However, Mr. Hambrecht is no longer a member of such group. Mr. Hambrecht was previously affiliated with the foregoing reporting persons, including as a director and officer of H&Q Group and H&Q California, and as one of the two general partners of H&Q Venture Partners. Mr. Hambrecht resigned his positions from H&Q Group and H&Q California as of January 1, 1998, and he withdrew as a general partner of H&Q Venture Partners as of April 3, 1998. Accordingly, Mr. Hambrecht is not now a beneficial owner of the securities reported in this Schedule 13G, and the reporting persons are not now beneficial owners of any securities owned by Mr. Hambrecht.

        This Schedule does not include shares of Common Stock, if any, held by Hambrecht & Quist LLC in its trading account if it is a market maker in the Issuer's Common Stock.

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 9 of 12


Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another
	Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the
        Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10.  Certification.

        Not applicable.

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 10 of 12


                            Signature

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 1999.

H&Q LONDON VENTURES                 HAMBRECHT & QUIST CALIFORNIA


By: /s/ Jackie A. Berterretche      By: /s/ Steven N. Machtinger
    _____________________________       ___________________________
    Jackie A. Berterretche              Steven N. Machtinger
    Attorney-in-Fact                    General Counsel & Secretary


HAMBRECHT & QUIST VENTURE           HAMBRECHT & QUIST GROUP
PARTNERS

                                    By: /s/Steven N. Machtinger
By: /s/ Jackie A. Berterretche          ___________________________
    _____________________________       Steven N. Machtinger
    Jackie A. Berterretche              General Counsel & Secretary
    Attorney-in-Fact


H&Q VENTURE PARTNERS, LLC


By: /s/ William D. Easterbrook
    _____________________________
    William D. Easterbrook
    Member-Manager

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 11 of 12


                          EXHIBIT INDEX



Exhibit A             Joint Filing Undertaking                 Page 12

CUSIP No. 747586-10-5           SCHEDULE 13G               Page 12 of 12


                    JOINT FILING UNDERTAKING

        The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 10, 1999.

H&Q LONDON VENTURES                 HAMBRECHT & QUIST CALIFORNIA


By: /s/ Jackie A. Berterretche      By: /s/ Steven N. Machtinger
    _____________________________       ___________________________
    Jackie A. Berterretche              Steven N. Machtinger
    Attorney-in-Fact                    General Counsel & Secretary


HAMBRECHT & QUIST VENTURE           HAMBRECHT & QUIST GROUP
PARTNERS

                                    By: /s/Steven N. Machtinger
By: /s/ Jackie A. Berterretche          ___________________________
    _____________________________       Steven N. Machtinger
    Jackie A. Berterretche              General Counsel & Secretary
    Attorney-in-Fact


H&Q VENTURE PARTNERS, LLC


By: /s/ William D. Easterbrook
    _____________________________
    William D. Easterbrook
    Member-Manager